April 11, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Dunham

Re:	Midland States Bancorp, Inc.
Registration Statement on Form S-4
Filed on March 15, 2017
File No. 333-216708

Dear Mr. Dunham:

On behalf of Midland States Bancorp, Inc. (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 6, 2017 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently herewith, the Company has filed Amendment No. 1 (the “Amendment”) to the Registration Statement with the Commission.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on March 15, 2017; page numbers and other similar references used in the Company’s responses refer to the Amendment.

Prospectus Cover Page

1.                                      Please disclose the aggregate value of Centrue equity awards that will be settled in cash at the effective time of the merger in the last sentence of your second paragraph.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See the prospectus cover page of the Amendment.

2.                                      Please disclose the closing stock price of Midland’s common stock at the close of trading immediately preceding the public announcement of the merger, as well as of the most recently practicable date. Please also disclose the total merger consideration in the fifth paragraph.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See the prospectus cover page of the Amendment.

200 West Madison Street, Suite 3900   |   Chicago, Illinois 60606   |   T. 312.984.3100   |   F. 312.984.3150   |   bfkn.com

Description of the Merger Agreement

Merger consideration

Centrue’s adjusted total stockholders’ equity is less than $125.9 million, page 108

3.                                      Please disclose how the stock consideration offered would be reduced if Centrue’s adjusted total stockholders’ equity is less than $125.9 million immediately preceding the merger’s closing date.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See page 109 of the Amendment.

Additional Information about Midland

Directors and executive officers, page 183

4.                                      Please identify the directors and executive officers of the combined company as required by Item 18(a)(7) of Form S-4. In this regard we note both Section 1.4 and Exhibit A to your merger agreement, attached as Annex A.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.  See pages 185, 188 and 190 of the Amendment.

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-7470.

Sincerely,

/s/ William C. Fay

William C. Fay

cc:	Jeffrey G. Ludwig, Midland States Bancorp, Inc.
Douglas J. Tucker, Midland States Bancorp, Inc.